UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Paid, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69561N 20 4

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69561N 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Augustine Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 22,473,741

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 22,473,741

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,473,741

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.34%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 69561N 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Augustine Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 22,473,741

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 22,473,741

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,473,741

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.34%

12.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 69561N 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John T. Porter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 22,473,741

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 22,473,741

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,473,741

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.34%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69561N 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian D. Porter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 22,473,741

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 22,473,741

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,473,741

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.34%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69561N 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas F. Duszynski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 22,473,741

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 22,473,741

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,473,741

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.34%

12.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (the “Amendment”) amends the Schedule 13G originally filed on June 1, 2006 (the “Schedule 13G”) and amended on June 14, 2006 and is filed with respect to the common stock of Paid, Inc., a corporation organized under the laws of the state of Delaware.

The Amendment reports a decrease in the number of shares reported to be owned directly by Augustine Fund, L.P. (“Augustine Fund”) and indirectly by Augustine Capital Management, LLC (“Augustine Capital”), its general partner and by John T. Porter, Brian D. Porter and Thomas F. Duszynski, the controlling members, directors and officers of Augustine Capital.

Item 1.
	(a)	Name of Issuer
	(b)	Address of Issuer’s Principal Executive Offices

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
	(c)	Citizenship
	(d)	Title of Class of Securities
	(e)	CUSIP Number

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Augustine Fund may be deemed to share power to vote and dispose of the shares owned of record with its general partner Augustine Capital and with the controlling members, directors and officers of Augustine Capital:   John T. Porter, Brian D. Porter and Thomas F. Duszynski.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: The Group Members beneficially own 22,473,741 shares of the Common Stock
(b) Percent of class: The Group Members beneficially own 10.34%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 22, 473,741
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 22, 473,741

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose and effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Dated: March 13, 2007

AUGUSTINE FUND, L.P.

By: AUGUSTINE CAPITAL MANAGEMENT, LLC
General Partner

	By:	/s/ John T. Porter
John T. Porter, President

AUGUSTINE CAPITAL MANAGEMENT, LLC

	By:	/s/ John T. Porter
John T. Porter, President

/s/ John T. Porter
JOHN T. PORTER

/s/ Brian D. Porter
BRIAN D. PORTER

/s/ Thomas F. Duszynski
THOMAS F. DUSZYNSKI

EXHIBITA
JOINT FILING AGREEMENT

Pursuant to Rule 13-d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13G to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: March 13, 2007

AUGUSTINE FUND, L.P.

By: AUGUSTINE CAPITAL MANAGEMENT, LLC
General Partner

	By:	/s/ John T. Porter
John T. Porter, President

AUGUSTINE CAPITAL MANAGEMENT, LLC

	By:	/s/ John T. Porter
John T. Porter, President

/s/ John T. Porter
JOHN T. PORTER

/s/ Brian D. Porter
BRIAN D. PORTER

/s/ Thomas F. Duszynski
THOMAS F. DUSZYNSKI